UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO. 3)

Viveve Medical, Inc.
(Name of Issuer)

Common Stock, $0.0001 par value
__________________________
(Title of Class of Securities)

92852W204
______________________________________________
(CUSIP Number)

December 31, 2017
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐	Rule 13d-1(b)
☑	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 92852W204		13G A3
1		NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON	Wexford Spectrum Investors LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION	Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER	276,500
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER	276,500
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	276,500

10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW	1.42%
12		TYPE OF REPORTING PERSON	OO

CUSIP NO. 92852W204		13G A3
1		NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON	Wexford Capital LP
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION	Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0
	6	SHARED VOTING POWER	276,500
	7	SOLE DISPOSITIVE POWER	0
	8	SHARED DISPOSITIVE POWER	276,500
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	276,500
.
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW	1.42%
12		TYPE OF REPORTING PERSON	PN

CUSIP NO. 92852W204		13G A3
1		NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON	Wexford GP LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION	Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0
	6	SHARED VOTING POWER	276,500
	7	SOLE DISPOSITIVE POWER	0
	8	SHARED DISPOSITIVE POWER	276,500
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	276,500

10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW	1.42%
12		TYPE OF REPORTING PERSON	OO

CUSIP NO. 92852W204		13G A3
1		NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON	Charles E. Davidson
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION	United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0
	6	SHARED VOTING POWER	276,500
	7	SOLE DISPOSITIVE POWER	0
	8	SHARED DISPOSITIVE POWER	276,500
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	276,500

10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW	1.42%
12		TYPE OF REPORTING PERSON	IN

CUSIP NO. 92852W204		13G A3
1		NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON	Joseph M. Jacobs
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION	United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0
	6	SHARED VOTING POWER	276,500
	7	SOLE DISPOSITIVE POWER	0
	8	SHARED DISPOSITIVE POWER	276,500
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	276,500

10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW	1.42%
12		TYPE OF REPORTING PERSON	IN

This Amendment No. 3 (this "Amendment") modifies and supplements the Schedule 13G initially filed on May 20, 2015, as amended by Amendment No. 1 filed on February 16, 2016 and Amendment No. 2 filed on February 8, 2017 (together, the "Statement"), with respect to the common stock, $0.0001 value per share (the "Common Stock"), of Viveve Medical, Inc., a Delaware corporation (the "Company"). Except to the extent supplemented by the information contained in this Amendment, the Statement, as amended as provided herein, remains in full force and effect. Capitalized terms used herein without definition have the respective meanings ascribed to them in the Statement.

Items 1(b), 2(e), 4 and 5 should be deleted in their entirety and replaced with the following:

Item 1.

(b)	Address of Issuer's Principal Executive Offices:

345 Inverrness Drive South
Building B, Suite 250
Englewood, CO 80112

Item 2.

(e)	CUSIP Number:

 92852W204

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1. Information set forth below is on the basis of 19,426,415 shares of common stock issued and outstanding as of November 7, 2017 as reported in the Company's Form 10-Q filed with the Securities and Exchange Commission on November 8, 2017.

(i) Wexford Spectrum Investors LLC
(a)	Amount beneficially owned: 276,500
(b)	Percent of class: 1.42%
(c)	Number of shares to which the person has: 276,500
(i)	Sole power to vote or to direct the vote: 0
(ii)	Shared power to vote or to direct the vote: 276,500
(iii)	Sole power to dispose or to direct the disposition of: 0
(iv)	Shared power to dispose or to direct the disposition of: 276,500

(ii) Wexford Capital LP
(a)	Amount beneficially owned: 276,500
(b)	Percent of class: 1.42%
(c)	Number of shares to which the person has:
(i)	Sole power to vote or to direct the vote: 0
(ii)	Shared power to vote or to direct the vote: 276,500
(iii)	Sole power to dispose or to direct the disposition of: 0
(iv)	Shared power to dispose or to direct the disposition of: 276,500

(iii) Wexford GP LLC
(a)	Amount beneficially owned: 276,500
(b)	Percent of class: 1.42%
(c)	Number of shares to which the person has:
(i)	Sole power to vote or to direct the vote: 0
(ii)	Shared power to vote or to direct the vote: 276,500
(iii)	Sole power to dispose or to direct the disposition of: 0
(iv)	Shared power to dispose or to direct the disposition of: 276,500

(iv) Charles E. Davidson
(a)	Amount beneficially owned: 276,500
(b)	Percent of class: 1.42%
(c)	Number of shares to which the person has:
(i)	Sole power to vote or to direct the vote: 0
(ii)	Shared power to vote or to direct the vote: 276,500
(iii)	Sole power to dispose or to direct the disposition of: 0
(iv)	Shared power to dispose or to direct the disposition of: 276,500

(v) Joseph M. Jacobs
(a)	Amount beneficially owned: 276,500
(b)	Percent of class: 1.42%
(c)	Number of shares to which the person has:
(i)	Sole power to vote or to direct the vote: 0
(ii)	Shared power to vote or to direct the vote: 276,500
(iii)	Sole power to dispose or to direct the disposition of: 0
(iv)	Shared power to dispose or to direct the disposition of: 276,500

Wexford Capital LP ("Wexford Capital") may, by reason of its status as manager of Wexford Spectrum Investors LLC ("WSI"), be deemed to own beneficially the securities of which WSI possesses beneficial ownership. Wexford GP LLC ("Wexford GP") may, as the General Partner of Wexford Capital, be deemed to own beneficially the securities of which WSI possesses beneficial ownership. Each of Charles E. Davidson ("Davidson") and Joseph M. Jacobs ("Jacobs") may, by reason of his status as a controlling person of Wexford GP, be deemed to own beneficially the securities of which WSI possesses beneficial ownership. Each of Wexford Capital, Wexford GP, Davidson and Jacobs share the power to vote and to dispose of the securities beneficially owned by WSI.  Each of Wexford Capital, Wexford GP, Davidson and Jacobs disclaim beneficial ownership of the securities owned by WSI and this report shall not be deemed as an admission that they are the beneficial owners of such securities except, in the case of Davidson and Jacobs, to the extent of their respective interests in the members of WSI.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: February 13, 2018

WEXFORD SPECTRUM INVESTORS LLC

By:	/s/ Arthur Amron
Nam	Arthur Amron
Title:	Vice President and Assistant Secretary
WEXFORD CAPITAL LP
By:	Wexford GP LLC, its General Partner

By:	/s/ Arthur Amron
Name	Arthur Amron
Title:	Vice President and Assistant Secretary

WEXFORD GP LLC

By:	/s/ Arthur Amron
Name	Arthur Amron
Title:	Vice President and Assistant Secretary

/s/ Joseph M. Jacobs
JOSEPH M. JACOBS

/s/ Charles E. Davidson
CHARLES E. DAVIDSON